Delisting Determination,The Nasdaq Stock Market, LLC,
March 25, 2014, Tecnoglass Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrants of Tecnoglass Inc.
(the Company), effective at the opening of the trading session on April 4, 2014. Based on review of information provided by the Company, Nasdaq Staff determined that the common stock and warrants no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(3).
The Company was notified of the Staffs
determination on September 11, 2013. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated October 31, 2013, granting the Company continued listing pursuant to an exception through December 22, 2013, by which date the Company was required to regain compliance with Listing Rule 5550(a)(3). By that date, the Company was in compliance with the rule with respect to its common stock, but not with respect to its warrant. On February 18, 2014, the Panel issued a final decision delisting the warrant, which was suspended from trading on January 31, 2014 and continuing the trading of the common stock.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the warrant became final on March 17, 2014.